UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

VISTA GOLD CORP.

________________________________________________________________________________
(Name of Issuer)

COMMON SHARES

________________________________________________________________________________
(Title of Class of Securities)

927926 10 5

______________________________________________________________________________
(CUSIP Number)

    QUEST INVESTMENT CORPORATION

(formerly “Stockscape.com Technologies Inc.”)

Suite 300, 570 Granville Street

Vancouver, British Columbia, Canada V6C 3P1

Tel: 604-687-0619

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2003

________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 927926 10 5

1.	Names of Reporting Persons QUEST INVESTMENT CORPORATION
(formerly “Stockscape.com Technologies Inc.”)

I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[X]

3.	SEC Use Only:
4.	Source of Funds (See Instruction): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: British Columbia, Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	950,000 COMMON SHARES

8.	Shared Voting Power:	NIL COMMON SHARES

9.	Sole Dispositive Power:	950,000 COMMON SHARES

10.	Shared Dispositive Power:	NIL COMMON SHARES

11.	Aggregate Amount Beneficially Owned by Reporting Person: 950,000 COMMON SHARES
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): NOT APPLICABLE

13. Percent of Class Represented by Amount in Row (11): 7.53%

14. Type of Reporting Person (See Instructions)  CO

CUSIP No. 927926 10 5

This Statement on Schedule 13D was originally filed by the Reporting Person with the Securities and Exchange Commission on April 23, 2002, was amended on May 8, 2002, November 6, 2002, December 20, 2002, January 14, 2003 and March 3, 2003 and is further amended to reflect sales by the Reporting Person of shares of Vista Gold Corp.

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common shares, no par value (the “Common Shares”) of VISTA GOLD CORP., a Yukon Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7961 Shaffer Parkway, Suite 5, Littleton, Colorado 80127.

ITEM 2. IDENTITY AND BACKGROUND

A. Name of Person filing this Statement:

QUEST INVESTMENT CORPORATION

(formerly “Stockscape.com Technologies Inc.”) (the “Reporting Person”)

B. Residence or Business Address:

The business address of QUEST INVESTMENT CORPORATION is Suite 300, 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1.

C. Present Principal Occupation and Employment:

Not applicable.

Quest Investment Corporation has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

D. Quest Investment Corporation has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F. Jurisdiction of Organization / Citizenship:

Quest Investment Corporation is British Columbia company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The total amount of funds required by the Reporting Person to acquire the securities reported in Item 5(c) was $1,026,000. These funds were provided by the Reporting Person’s cash on hand and no funds were borrowed for such purpose.

CUSIP No. 927926 10 5

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired its securities of the Issuer solely for investment purposes. Consequent to the purchase of Common Shares by the Reporting Person, the Board of Directors of the Issuer was increased to five members and the Reporting Person was entitled to appoint a Director to the Board and so appointed Mr. Murray Sinclair as a Director. Mr. Sinclair resigned as a director of the Issuer on October 24, 2002.

Except as disclosed above, the Reporting Person has not formulated any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer‘s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

NOTE: Beneficial ownership calculations below are based on 12,621,819 Common Shares of the Issuer outstanding as of April 10, 2003. Common Share and price numbers reflect a consolidation of Issuer’s Common Shares on a 1-for-20 basis, effective June 19, 2002. For purposes of this Statement, the term “Shares” includes Common Shares owned as well as those issuable on exercise of the share purchase warrants referred to below.

A. As of April 10, 2003, the Reporting Person is the direct beneficial owner of 950,000 Shares (representing 7.53% of the Issuer’s outstanding Common Shares), including 150,000 Common Shares and 800,000 shares issuable upon exercise of share purchase warrants held by the Reporting Person. Each share purchase warrant is currently exercisable and entitles the Reporting Person to purchase one Common Share at a price of $1.50 per share. Quest Investment Corporation. acquired 1,000,000 Common Shares and 1,000,000 share purchase warrants on February 1, 2002. The issuance of shares upon warrant exercise was subject to shareholder approval, which occurred at the Issuer’s Annual and Special General Meeting on April 26, 2002. On October 28, 2002, Quest Investment Corporation disposed of 300,000 shares.

Quest Investment Corporation disposed of an aggregate of 98,800 Common Shares as follows: Nov. 15, 2002 - 33,200 shares at US$2.66; Nov. 27, 2002 - 14,700 shares at US$2.41; Nov. 28, 2002 - 4,100 shares at US$2.46; Dec. 6, 2002 - 29,000 shares at US$2.57; and Dec. 16, 2002 - 17,800 shares at US$3.27.

Quest Investment Corporation disposed of an aggregate of 321,200 Common Shares as follows: Dec. 19, 2002 – 1,200 at US$3.37; Dec. 31, 2002 – 20,000 at US$3.54; Jan. 10, 2003 – 280,000 at US$5.13; and Jan. 14, 2003 – 20,000 at US$4.78.

Quest Investment Corporation disposed of an aggregate of 200,000 Common Shares as follows: February 3, 2003 – 100,000 at US$3.96; and February 28, 2003 – 100,000 at US$4.05. Quest Investment disposed of an aggregate of 130,000 Common Shares as follows: April 3, 2003 –80,000 at US$4.71; and April 9, 2003 – 50,000 at US$4.72.

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which

CUSIP No. 927926 10 5

includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of the Reporting Person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by the Reporting Person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of the Issuer disclosed as being beneficially owned by the Reporting Person does not necessarily reflect the Reporting Person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on April 10, 2003. As of April 10, 2003, there were 12,621,819 Common Shares issued and outstanding.

B. The Reporting Person has the sole power to vote or to direct the vote of the Shares held by Reporting Person and has the sole power to dispose or to direct the disposition of the Shares held by the Reporting Person.

C. The Reporting Person has effected the following sales of the Issuer’s securities during the 60 days prior to April 10, 2003:

     The Reporting Person sold an aggregate of 230,000 Common Shares in open market transactions through the facilities of the TSX Stock Exchange.

D. Not Applicable.

E. Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Consequent to the purchase of Common Shares by the Reporting Person, the Board of Directors of the Issuer was increased to five members and the Reporting Person was entitled to appoint a Director to the Board and so appointed Mr. Sinclair as a Director.

CUSIP No. 927926 10 5

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No. 1 Form of Share Purchase Warrant

(1) Previously filed as an exhibit to the Reporting Person’s Amendment No. 1 to Schedule 13D filed on May 8, 2002.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2003                                                                                              QUEST INVESTMENT CORPORATION

                                                                                                                           By:  (signed) “Brian E. Bayley”

                                                                                                                                                                            Brian E. Bayley, Chief Executive Officer